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           ENTERPRISE FEDERAL TO ACQUIRE DEPOSITS OF
          THREE WESTERN OHIO FINANCIAL BRANCH OFFICES

     WEST CHESTER, Ohio(BUSINESS WIRE)--June 16, 1998--Enterprise Federal Bancorp, Inc. (NASDAQ:EFBI) and Western Ohio Financial Corp. (NASDAQ:WOFC) jointly announced today that their banking subsidiaries, Enterprise Federal Savings Bank and Cornerstone Bank, have signed a definitive agreement in which Enterprise Federal Savings Bank will purchase the deposits of three branch offices in Cincinnati from Cornerstone Bank.

     Under the terms of the agreement, Enterprise will acquire the deposits associated with Cornerstone's branches located at 4860 Hunt Road, 1440 Main Street and 8370 Colerain Avenue. Combined the three branches have approximately $70.1 million in deposits. Terms of the transaction were not disclosed. The acquisition, subject to regulatory approval, is expected to be completed in the fourth quarter.

     Otto L. Keeton, President and Chief Executive Officer of Enterprise Federal Bancorp, stated, "The acquisition contributes significantly to the continued growth of our Company and our strategy for the Greater Cincinnati market. It enhances our market share and enables us to broaden our lending capabilities in these markets. We look forward to welcoming these Cornerstone Bank customers and employees."

     The sale of the branch deposits is part of Western Ohio's exit strategy from the Cincinnati market area. John W. Raisbeck, President and Chief Executive Officer of Western Ohio, commented, "This transaction represents a part of our broader strategy of concentrating more fully on our traditional strengths and the greater west central Ohio market area. This divestiture will significantly enhance our company's efficiency ration and allow us to improve our financial performance."

     WOFC expects to take an estimated one-time charge of $913,000, after tax, upon completion of the sale of its Cincinnati offices. WOFC expects this transaction to be immediately accretive to future earnings per share as well as improve its return on assets and return on equity.

     McDonald & Company Securities Inc. is serving as Western Ohio's financial adviser in connection with this transaction.

CONTACT:

Enterprise Federal Bancorp, Inc.

Thomas J. Noe, (513) 755-4600

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